Exhibit 4.02

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE TO PROVIDE FOR THE DESIGNATION, PREFERENCES,
RIGHTS, QUALIFICATIONS, LIMITATIONS OR
RESTRICTIONS THEREOF, OF THE SERIES A-1 PREFERRED STOCK,
NON-REDEEMABLE CONVERTIBLE SERIES

OF

WILLIAMS CONTROLS, INC.

Williams Controls, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.                                       The Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series of the Corporation, is hereby amended by adding a new Section 13 thereto, to read in its entirety as follows:

SECTION 13. AUTOMATIC CONVERSION.

(a)                   Conversion.  Each share of Series A-1 shall be automatically converted into 152.7884 fully paid, non-assessable shares of the Corporation’s Common Stock on the date (the “Automatic Conversion Date”) upon which there are fewer than 100,000 shares of the Corporation’s Series B outstanding.

(b)                  Surrender of Certificates.  As soon as practicable following the  automatic conversion of Series A-1, the Company shall give written notice thereof to all holders of Series A-1 shares, and each such  holder  shall surrender the certificate or certificates therefor, duly endorsed in blank at the principal office of the Corporation or its transfer agent, if any, or at such other office or offices, located in the United States as the Company shall designate in such notice. Shares of the Series A-1 shall be deemed to have been converted as of the Automatic Conversion Date, and the person or persons entitled to receive the Conversion Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Conversion Stock on such date.

(c)                   Fractional Shares.  No fractional shares of Common Stock are to be issued upon conversion pursuant to this Section 13.  The Corporation shall pay a cash adjustment out of surplus in respect to any fraction of a share which would otherwise be issuable, in an amount equal to $0.6545 per share of Common Stock.

(d)                  Deliveries.  As soon as practicable after receipt of the certificate or certificates for the Series A-1 surrendered by each holder thereof, but in no event more than five (5) business days thereafter, the Corporation will deliver by Federal Express or other nationally recognized overnight delivery service to the address of each holder who surrendered a certificate or certificates representing the Series A-1:  (i) a certificate or certificates for the number of full shares of Conversion Stock issuable upon such conversion in such name or names and such denomination or denominations as the converting holder has specified, and (ii) payment of the amount payable under Section 13(c) with respect to such conversion.

2.                                       The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 (by the written consent of the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock and a majority in voting power of the outstanding stock of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Williams Controls, Inc. has caused this Certificate to be executed by Dennis E. Bunday, its Chief Financial Officer and Secretary on this 29th day of September, 2004.

WILLIAMS CONTROLS, INC.

By:	/s/ Dennis E. Bunday
Name:	Dennis E. Bunday
Office:	Chief Financial Officer & Secretary